

February 4, 2009

Mr. Robert Galvin
Chief Financial Officer
Flex Fuels Energy, Inc.
30 St. Mary Axe
London, United Kingdom EC3A 8EP

> **Re: Flex Fuels Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response Letter Dated December 31, 2008**
> **File No. 000-52601**

Dear Mr. Galvin:

We have completed our review of your filings and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief